The mystery of regeneration - the new issue of livingbridges is published

Berlin, June 29, 2005 - The latest issue of livingbridges, the research magazine of Schering AG, is devoted to a subject that is currently at the center of public and political discussions in many countries of the world: stem cell research.

A recent news story reopened the debate on stem cell research: South Korean scientists achieved a trailblazing success on the path to therapeutic cloning. This advance kindles hope that stem cells may indeed be used for therapeutic purposes one day. Renewing organs in emergencies by cultivating them from body cells is the goal of regenerative medicine. livingbridges reports on the latest research developments and shows the possibilities and obstacles on the way to self-renewal.

Further highlights of this issue include:

- Research on new cancer therapies - selectively targeting tumors

- "Terra incognita" - new methods of fertility control or the path sperm take on the way to the egg cell

- "Perfect timing" - fine-tuned logistics are the key to a successful therapy

- The facets of aging - how experience can be the source of innovation livigbridges deals with various topical fields of research and science in features, interviews and analyses. And the photographs are impressive. The 1/2005 edition has 58 pages. You can download or order the magazine free-of charge at www.livingbridges.com.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contact at Corporate Communication:

Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Find additional information at: www.schering.de/eng